EXHIBIT B
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                        VERTICAL CAPITAL PARTNERS, INC.
                           Member NASD, SIPC and MSBR
                                488Madison Avenue
                            New York, New York 10022
                                 (212) 446-0006

                                                                     May 7, 2003

Western Power & Equipment Corp.
Attention: Board of Directors
6407-B N.E. 117th Avenue
Vancouver, WA  98662

Gentlemen:

You have requested that Vertical Capital Partners, Inc. ("Vertical") provide you with its opinion as to the fairness, from a financial point of view, of the consideration paid to Western Power & Equipment Corp., a Delaware corporation ("Parent") for all the outstanding shares of WP Delaware Power & Equipment Corp., an Oregon corporation ("WP SUB") a wholly-owned subsidiary of WP Delaware, pursuant to the Stock Purchase and Exchange Agreement [thereafter "the Agreement"] dated as of May 5, 2003- between WP Delaware and CDKnet.com . ( the "Valuation Date").WP Sub is engaged in the business of selling, renting and servicing of light, medium-sized, and heavy construction, agricultural, and industrial equipment, parts, and related products which are manufactured by Case Corporation ("Case") and certain other manufacturers (hereafter "the Business").

Under the Agreement, WP Delaware shall sell all of its interest in WP sub to CDKnet.com and CDKnet.com shall issue shares of its common stock to WP Delaware in a tax free exchange of shares, (the "Transaction"). Vertical has not been asked to render a tax opinion and has accepted representations by Company's counsel that the Transaction is tax free.

In arriving at the opinion set forth below, Vertical Capital Partners, Inc. has completed the following tasks:

1. Reviewed the audited financial statements of WP Delaware, "the financial statements of WP Delaware are only representative of the wholly owned subsidiary". for the years ended July 31, 2001, and July 31 2002, and the unaudited three month financial statements for the periods ended October 31, 2002 and January 31, 2003, as well as the financial statements (quarterly and annual reports) for CDKnet.com, and certain industry comparisons of unrelated entities engaged in businesses similar to the Business and various closing documents, accounting and other records as of the closing date.

2. Reviewed certain information, relating to the Business, including financial forecasts, earnings, cash flows and assets of the Business, furnished to us by or on behalf of WP Sub.
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3. Conducted discussions with members of the management of WP Delaware, WP
Delaware Power & Equipment Corp., and CDKnet.com concerning the Business and prospects of the Business; discussions were also conducted with other unrelated industry participants.

4. Compared the results of operations of the Business with that of certain unrelated companies which we deemed relevant.

5. Conducted a financial review of the financial condition of WP Delaware Power & Equipment Corp and its subsidiary WP Delaware. with respect to its liquidity and capital position as of the Valuation Date, as well as considered the lending relationship with and demands by Deutsche Financial Services, WP Delaware's senior lender.

6. Considered liquidation scenarios and compared them with the financial fairness of the Transaction.

7. Compared the financial terms of the purchase with the financial terms of certain other mergers and acquisitions which we deemed relevant.

8. Reviewed the Transaction Agreement and ancillary agreements thereto.

9. Reviewed interests of certain Board of Directors and management of WP Delaware who have additional interests in the merger in addition to their interests as shareholders of WP Delaware. Vertical Capital Partners, Inc. has been told by the Board of Directors of WP Delaware that the Board was aware of these interests and the Board considered them, among other matters, in unanimously approving the Agreements and the transactions contemplated thereby. Vertical also considered demands placed upon WP subsidiary and CDKnet.com by vendors as to certain control, management and shareholder interest that these vendors (Case being the main vendor/supplier) insist on to maintain distribution rights of the Business.

10. Performed such other analyses and reviewed and analyzed such other information as Vertical Capital Partners, Inc. deemed appropriate.

In rendering this opinion, Vertical Capital Partners, Inc. did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning WP Delaware Power & Equipment Corp., and WP subsidiary or the publicly available information regarding other companies. Vertical Capital Partners, Inc. has assumed that all such financial and other information is accurate and complete. Vertical Capital Partners, Inc. has further relied on the assurances of WP Delaware Power & Equipment Corp.'s WP subsidiary's management and CDKnet.com that they are not aware of any facts that would make such financial or other information inaccurate, incomplete or misleading. With respect to liquidation scenarios, forecasts and financial projections of WP Delaware, provided by management, Vertical Capital Partners, Inc.

has assumed, for the purpose of this opinion, that the liquidation scenarios and forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of management at the time of their preparation as to the future performance of the Business. Vertical Capital Partners, Inc. has further assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Business are as set forth in the financial statements. Vertical Capital has also heavily considered the real demands put upon WP Delaware by its senior lender and the effects those demands could have on WP Delaware's shareholders if certain actions are not taken by WP Delaware to mitigate any adverse actions. Vertical has relied upon management's and board members' representations of the consequences of any adverse action taken by the senior lender and has considered those consequences carefully while forming its opinion opined to herein.

We have not been engaged to make, nor have we made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Business nor have we been furnished with any such evaluation or appraisals except for the financials provided by the WP Delaware and its WP subsidiary as well as liquidation scenarios. Our opinion is based upon regulatory, economic, market and monetary conditions existing on the date hereof. In addition it should be duly noted that certain shareholders of Vertical Capital Partners, Inc have on going business relations with Robert Rubin the CEO of WP Delaware. Its should also be noted that none of the shareholders of Vertical own any stock in WP Delaware or CDKnet.com and as such have no economic benefit from the transaction.

This opinion has been prepared for your information in connection with the Transaction Agreement and shall not be reproduced, summarized, described or referred to or provided to any person or otherwise made public without the prior consent of Vertical Capital Partners, Inc. It is understood, however, that the combined entities are public and that you may reference the existence of this opinion provided that any reference language shall be subject to prior approval by Vertical Capital Partners, Inc. Said approval shall not be unreasonably withheld.

On the basis of, and subject to the foregoing, we are of the opinion that the consideration paid (shares exchanged by CDKnet.com) is fair from a financial point of view to the shareholders of WP Delaware.

Yours very truly,

/s/ Kenneth Greenbaum
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Kenneth Greenbaum
VERTICAL CAPITAL PARTNERS, INC.

Cc: Ronald Heineman, President
    Gary Schonwald, General Counsel